SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule14d-100)

(Amendment No. 1)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

PIXELWORKS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

1.75% Convertible Subordinated Debentures due 2024

(Title of Class of Securities)

72581M AA 5

72581M AB 3

(CUSIP Numbers of Class of Securities)

Steven Moore

Vice President, Chief Financial Officer, Secretary and Treasurer

224 Airport Parkway, Suite 400

San Jose, California 95110

(408) 200-9200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

With a copy to:

Michael L. Reed

Gibson, Dunn & Crutcher LLP

555 Mission Street, Suite 3000

San Francisco, CA 94105

(415) 393-8200

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**:
$15,779,000	$1,831.94

*	Calculated solely for purposes of determining the filing fee. The transaction valuation upon which the filing fee was based was calculated as follows: The purchase price of the 1.75% Convertible Subordinated Debentures due 2024, as described herein, is $1,000 per $1,000 principal amount outstanding. As of April 12, 2011 there was $15,779,000 aggregate principal amount outstanding, resulting in an aggregate maximum purchase price of $15,779,000.
**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $116.10 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,831.94

Form or Registration No.: Schedule TO-I

Filing Party: Pixelworks, Inc.

Date Filed: April 13, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-l.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 1 (this “Amendment”) is an amendment to the Issuer Tender Offer Statement on Schedule TO (the “Schedule TO”) initially filed by Pixelworks, Inc., an Oregon corporation (the “Company”) with the Securities and Exchange Commission on April 13, 2011, and relates to the right of each holder (each, a “Holder”) of the Company’s 1.75% Convertible Subordinated Debentures due 2024 (the “Notes”) to sell and the obligation of the Company to purchase, the Notes subject to the terms and conditions set forth in the Indenture, dated as of May 18, 2004, between the Company and Wells Fargo Bank, National Association, as Trustee (the “Indenture”), the Company Notice to Holders of 1.75% Convertible Subordinated Debentures due 2024, dated April 13, 2011 (the “Company Notice”), and the related notice materials filed as exhibits to the Schedule TO (the “Put Option”).

This Amendment is being filed by the Company to amend and restate certain provisions of the Company Notice filed as Exhibit (a)(1)(A) to the Schedule TO. This Amendment is intended to satisfy the filing and disclosure requirements of Rule 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Items 1 through 9.

The third bullet point in Section 3.2 (“Agreement to be Bound by the Terms of the Put Option”) of the Company Notice is amended and restated in its entirety as follows:

“upon the terms and subject to the conditions set forth in this Company Notice, the Indenture and the Notes, and effective upon the acceptance for payment thereof, such Holder (i) irrevocably sells, assigns and transfers to the Company all right, title and interest in and to all the Notes surrendered, and (ii) irrevocably constitutes and appoints Wells Fargo Bank, National Association, as Paying Agent, as the true and lawful agent and attorney-in-fact of such Holder with respect to any such surrendered Notes, with full power of substitution and resubstitution (such power of attorney being deemed to be an irrevocable power coupled with an interest) to (a) deliver certificates representing such Notes, or transfer ownership of such Notes, on the account books maintained by DTC, together, in any such case, with all accompanying evidences of transfer and authenticity, to the Company, (b) present such Notes for transfer on the relevant security register and (c) receive all benefits or otherwise exercise all rights of beneficial ownership of such Notes (except that the Paying Agent will have no rights to, or control over, funds from the Company, except as agent for the Company, for the Put Purchase Price of any surrendered Notes that are purchased by the Company), all in accordance with the terms set forth in this Company Notice;”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PIXELWORKS, INC.

DATE: April 19, 2011	By:	/s/ Steven L. Moore
		Name:	Steven L. Moore
		Title:	Vice President, Chief Financial Officer, Secretary and Treasurer

EXHIBIT INDEX

(a)(1)(A)*	Company Notice to Holders of 1.75% Convertible Subordinated Debentures due 2024, dated April 13, 2011.

(a)(5)(A)*	Press Release issued by the Company on April 13, 2011.

(b)	Not applicable.

(d)(1)*	Indenture, dated as of May 18, 2004, between the Company and Wells Fargo Bank, National Association, as Trustee, relating to the 1.75% Convertible Subordinated Debentures due 2024 (incorporated by reference to Exhibit 4.1 to the Company’s Quarterly Report on Form 10-Q filed on August 9, 2004).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed on Schedule TO dated April 13, 2011.